UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42683

Julong Holding Limited

(Translation of registrant’s name into English)

Room 2009, Building A, Times Fortune World

No.1 Hangfeng Road, Fengtai District

Beijing, China 100070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Change in the Board of Directors and Board Committees

On June 16, 2026, the board of directors (the “Board”) of Julong Holding Limited (the “Company”) announces that Ms. Jinying Wang, a director and a member of the audit committee (“Audit Committee”) of the Board, has notified the Company of her resignation from the audit committee, effective as of June 9, 2026. None of the resignation of Ms. Jinying Wang from the Audit Committee was based on any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Board has appointed Mr. Shengshan Sun as an independent director of the Board, and as a member of the Audit Committee, the compensation committee (the “Compensation Committee”), and the nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”) of the Board, effective as of June 9, 2026. In connection with Mr. Sun’s appointment, Mr. Sun and the Company have entered into a director agreement and will enter into an indemnification agreement in the forms that the Company has entered into with its other directors.

Prior to joining the Company, Mr. Shengshan Sun had served as the standing director and the head of academic department at the Dalian Criminal Law Research Association since October 2020. From September 1991 to October 2020, Mr. Sun served as an associate professor and the head of law department at Dalian University. Mr. Sun also served as a member of the China Law Society and the China Education Research Association, an executive director of the Liaoning Provincial Economic Law Research Association and the Liaoning Provincial Constitutional and Administrative Law Research Association during this period. From July 1986 to September 1991, Mr. Sun served as a lecturer and the head of the International Student Office at Northeastern University in China. From July 1983 to September 1984, Mr. Sun served as a teaching assistant at Northeastern University. Mr. Sun received his bachelor’s degree in civil and mining engineering from Northeastern University in 1983, and received his second bachelor’s degree in law from the University of Science and Technology Beijing in 1986. Mr. Sun received his master’s degree in international law from Dalian Maritime University in 2002.

As a result of the aforementioned change, the Board is currently comprised of five members, including two executive directors and three independent directors, namely Mr. Jiaqi Hu, Ms. Jinying Wang, Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun. The Audit Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Ms. Yuling Bai. The Compensation Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Ms. Yuling Bai. The Nominating and Corporate Governance Committee consists of Ms. Yuling Bai, Mr. Zhaobo Liu and Mr. Shengshan Sun, and is chaired by Mr. Zhaobo Liu.

A copy of the Company’s press release announcing the change to its Board and committees of the Board as described above is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

Exhibits Index

Exhibit No.	Description
10.1	Form of Director Agreement between the Registrant and each of its directors (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on June 6, 2025 (File No. 333-286214))

10.2

Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on June 6, 2025 (File No. 333-286214))

99.1	Press Release - Julong Holding Limited Announces Changes to Its Board of Directors and Board Committees

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Julong Holding Limited

By:	/s/ Jiaqi Hu
Name:	Jiaqi Hu
Title:	Chairman of the Board of Directors Chief Executive Officer

Dated: June 16, 2026